Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 20 DATED DECEMBER 3, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014 and Supplement No. 19 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments and debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of November 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 294,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $7.3 million, consisting of approximately 276,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $6.9 million, and approximately 18,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $429,000. As of November 30, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 6.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $171.2 million (including shares issued pursuant to our distribution reinvestment plan). As of November 30, 2014, approximately 113.1 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of November 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 69 properties, located in 23 states, consisting of approximately 1.5 million gross rentable square feet of commercial space. We acquired 12 properties between November 18, 2014 and November 30, 2014, which are listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant(s)	Rentable Square Feet	Purchase Price
Dollar General — Collinsville, AL	Discount Store	1	Dolgencorp, LLC	9,100	$1,159,447
Dollar General — Oneonta, AL	Discount Store	1	Dolgencorp, LLC	9,100	1,105,734
Dollar General — Shorter, AL	Discount Store	1	Dolgencorp, LLC	9,026	1,185,189
Family Dollar — Tennessee Colony, TX	Discount Store	1	Family Dollar Stores of Texas, LLC	7,947	1,033,750
O’Reilly Auto Parts — Iron Mountain, MI	Automotive	1	O’Reilly Automotive Stores, Inc.	7,200	1,454,298
The Shoppes at Gary Farms — Bowling Green, KY	Various	5	Various	99,772	18,600,000
Walgreens Portfolio — Various (1)	Drugstore	1	Walgreen Co./ Walgreen Louisiana Co.	88,977	35,795,596
				231,122	$60,334,014

(1)	The Walgreens Portfolio consists of six single-tenant commercial properties located in five states, which are subject to individual lease agreements with identical terms.
The following information supplements and should be read in conjunction with the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of November 30, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 69 properties, located in 23 states, consisting of approximately 1.5 million gross rentable square feet of commercial space. The 12 properties we acquired between November 18, 2014 and November 30, 2014 were acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Dollar General — Collinsville, AL	November 20, 2014	2014	$1,159,447	$28,986	7.15%	7.15%	100%
Dollar General — Oneonta, AL	November 20, 2014	2014	1,105,734	27,643	7.15%	7.15%	100%
Dollar General — Shorter, AL	November 20, 2014	2014	1,185,189	29,630	7.15%	7.15%	100%
Family Dollar — Tennessee Colony, TX	November 21, 2014	2014	1,033,750	25,844	6.67%	6.67%	100%
O’Reilly Auto Parts — Iron Mountain, MI	November 21, 2014	2014	1,454,298	36,357	6.25%	6.44%	100%
The Shoppes at Gary Farms — Bowling Green, KY	November 24, 2014	2013	18,600,000	465,000	7.17%	7.36%	98.5%
Walgreens Portfolio — Various (5)	November 26, 2014	Various	35,795,596	894,890	5.88%	6.18%	100%
			$60,334,014	$1,508,350

(1)	Purchase price does not include acquisition-related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(5)	The Walgreens Portfolio consists of six single-tenant commercial properties located in five states, which are subject to individual lease agreements with identical terms.
The following table sets forth the principal provisions of the lease terms for the major tenants at the properties listed above:

Property Description	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Dollar General — Collinsville, AL	Dolgencorp, LLC	9,100	100%	5/5 yr.	$82,900		$9.11	11/20/2014	–	9/30/2029
Dollar General — Oneonta, AL	Dolgencorp, LLC	9,100	100%	5/5 yr.	$79,060		$8.69	11/20/2014	–	10/31/2029
Dollar General — Shorter, AL	Dolgencorp, LLC	9,026	100%	5/5 yr.	$84,741		$9.39	11/20/2014	–	10/31/2029
Family Dollar — Tennessee Colony, TX	Family Dollar Stores of Texas, LLC	7,947	100%	6/5 yr.	$68,951	(5)	$8.68	11/21/2014	–	3/31/2030
O’Reilly Auto Parts— Iron Mountain, MI	O’Reilly Automotive Stores, Inc.	7,200	100%	3/5 yr.	$90,894		$12.62	11/21/2014	–	10/31/2024
					$96,347		$13.38	11/1/2024	–	10/31/2034
The Shoppes at Gary Farms — Bowling Green, KY	Dick’s Sporting Goods, Inc.	49,929	50%	4/5 yr.	$679,034		$13.60	11/24/2014	–	1/31/2019
					$703,999		$14.10	2/1/2019	–	1/31/2024
	Bed Bath & Beyond, Inc.	23,540	24%	4/5 yr.	$258,940		$11.00	11/24/2014	–	1/31/2019
					$270,710		$11.50	2/1/2019	–	1/31/2024
	PetSmart, Inc.	12,288	12%	5/5 yr.	$172,032		$14.00	11/24/2014	–	1/31/2019
					$184,320		$15.00	2/1/2019	–	1/31/2024
Walgreens Portfolio — Various	Walgreen Co./ Walgreen Louisiana Co.	88,977	100%	12/5 yr.	$2,104,708	(6)	$23.65	11/26/2014	–	12/31/2029

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot add back adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

(5)
The annual base rent under the lease increases every three years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding three year period or 6% of the then-current annual base rent.

(6)	The annual base rents under the individual leases increase every five years by 5% of the then-current annual base rents.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of November 30, 2014 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	1	9,100	75,803	1%
2016	6	23,250	408,746	2%
2017	11	72,870	926,680	4%
2018	9	29,310	544,538	2%
2019	8	30,322	541,604	2%
2020	4	11,686	233,635	1%
2021	2	82,463	589,951	2%
2022	5	87,920	1,005,073	4%
2023	6	61,060	755,860	3%
2024	16	280,334	3,117,709	13%
Thereafter	51	847,203	15,806,314	66%
	119	1,535,518	$24,005,913	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate preliminary depreciable basis in the 12 properties described in this prospectus supplement is approximately $49.7 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of November 30, 2014, as follows:

Property	Depreciable Tax Basis
Dollar General — Collinsville, AL	$955,384
Dollar General — Oneonta, AL	911,125
Dollar General — Shorter, AL	976,596
Family Dollar — Tennessee Colony, TX	851,810
O’Reilly Auto Parts— Iron Mountain, MI	1,198,342
The Shoppes at Gary Farms — Bowling Green, KY	15,326,400
Walgreens Portfolio — Various	29,495,572
$49,715,229
Debt
Revolving Credit Facility
As of November 30, 2014, the Borrowing Base under the Amended Credit Facility based on the underlying collateral pool for qualified properties was approximately $155.6 million and the amount outstanding under the Amended Credit Facility was $118.5 million.

Ladder Loan
In connection with our acquisition of the Walgreens Portfolio described above, on November 26, 2014, our operating partnership, through certain of its wholly-owned subsidiaries, entered into a mortgage loan agreement with Ladder Capital Finance LLC (the Walgreens Lender), in the aggregate principal amount of $25.0 million (the Ladder Loan). The Ladder Loan is collateralized by the six single-tenant commercial properties of the Walgreens Portfolio, which we purchased for an aggregate collective purchase price of approximately $35.8 million, exclusive of closing costs. The Ladder Loan bears interest at a fixed rate of 4.45% per annum with interest payments due monthly. The principal amount will be due December 6, 2024, the maturity date. We generally do not have the right to prepay the Ladder Loan in whole, or in part, prior to October 6, 2024. There is no prepayment penalty due if we elect to prepay the Ladder Loan in whole on or after October 6, 2024. The Ladder Loan is non-recourse to us and our subsidiaries, but we are each liable for customary non-recourse carve-outs. The Ladder Loan contains customary financial, affirmative and negative covenants and other customary events of default. Upon the occurrence of an event of default, interest on the Ladder Loan will accrue at an annual default interest rate equal to the lesser of 9.45% per annum or the highest rate permitted by the applicable law governing the Ladder Loan and any outstanding principal and interest would be payable on the demand of the Walgreens Lender.

CCPT5-SUP-20